Exhibit 99(A)(5)
FOR IMMEDIATE RELEASE

Investor Contact: Michael J. Rockenbach	Press Contact:
Chief Financial Officer (714) 885-3695	Robin Austin Director, Public Relations (714) 885-3402
Emulex Corporation Announces Commencement of Put Option Period for Convertible Subordinated
Notes Due 2023
     COSTA MESA, Calif., November 15, 2006—Emulex Corporation (NYSE: ELX) today announced the commencement of the put option period for holders of its 0.25% Convertible Subordinated Notes due 2023 (“Notes”) to surrender their Notes for purchase. Each holder of the Notes has the right to require Emulex to purchase all or any part of such holder’s Notes at a price equal to $1,000 per $1,000 of principal amount plus any accrued and unpaid interest, including additional interest, if any, to, but excluding, the date of purchase. If all outstanding Notes are surrendered for purchase, the aggregate cash purchase price will be approximately $236.0 million. Under certain circumstances, the Notes are convertible before maturity into 23.1482 shares of Emulex’s common stock per $1,000 principal amount, subject to adjustment. The Notes are not currently convertible.
     Note holders’ opportunity to surrender Notes for purchase will commence on November 16, 2006, and will terminate at 5:00 p.m., Eastern time on December 15, 2006. In order to surrender Notes for purchase, the surrendered Notes must be delivered through the transmittal procedures of The Depository Trust Company by 5:00 p.m., Eastern time on December 15, 2006. Holders may withdraw any Notes previously surrendered for purchase at any time prior to 5:00 p.m., Eastern time on December 15, 2006.
     Emulex will file a Tender Offer Statement on Schedule TO-I with the Securities and Exchange Commission today. In addition, documents specifying the terms, conditions and procedures for surrendering and withdrawing Notes for purchase will be available through The Depository Trust Company.

About Emulex
     Emulex Corporation creates enterprise-class products that intelligently connect storage, servers and networks. The world’s leading server and storage providers rely on Emulex award-winning HBAs, intelligent storage platforms and embedded storage products, including switches, bridges, routers and I/O controllers, to build reliable, scalable and high performance storage and server solutions. Emulex is listed on the New York Stock Exchange (NYSE:ELX) and corporate headquarters are located in Costa Mesa, California. News releases and other information about Emulex Corporation are available at http://www.emulex.com.
Emulex Safe Harbor Statement
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: With the exception of historical information, the statements set forth above include forward-looking statements that involve risk and uncertainties. The company wishes to caution readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. Those factors include the rapidly changing nature of technology, evolving industry standards and frequent introductions of new products and enhancements by competitors; fluctuation in the growth of Fibre Channel and IP markets; changes in economic conditions or changes in end-user demand for technology solutions; fluctuations or delays in customer orders; the highly competitive nature of the markets for Emulex’s products; Emulex’s ability to gain market acceptance for its products; the company’s ability to attract and retain skilled personnel; the company’s reliance on third-party suppliers. These and other factors which could cause actual results to differ materially from those in the forward-looking statements are also discussed in the company’s filings with the Securities and Exchange Commission, including its recent filings on Forms 8-K, 10-K and 10-Q. All trademarks, trade names, service marks, and logos referenced herein belong to their respective companies.
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